         This registration statement has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein us subject to completion or amendment.

         As filed with the Securities and Exchange Commission on June 26, 1998.

   -------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  ---------------------------------------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                  ---------------------------------------------

                             INNOVA PURE WATER, INC.

                  ---------------------------------------------

               (Exact Name of Registrant As Specified in Charter)

         Florida                                          59-2567034
--------------------------------            ------------------------------------
(State or jurisdiction of                   (I.R.S. Employer Identification No.)
incorporation or organization)

         13130 - 56th Court, Suite 605, Clearwater, Florida             33760
                 (Address of principal executive offices)             (Zip Code)

       Registrant's telephone number, including area code: (813) 572-1000

        Securities to be registered pursuant to Section 12(b) of the Act:

                 Title of each class             Name of each exchange on which
                 To be so registered             Each class is to be registered

                       N/A                                 N/A

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock ($.0001 par value)

                                (Title of Class)


                         Total Number of Pages: 181
                         Index to Exhibits at Page: 35

                                TABLE OF CONTENTS

                                     PART I
ITEM 1.  DESCRIPTION OF BUSINESS.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

ITEM 3.  DESCRIPTION OF PROPERTY.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

ITEM 6.  EXECUTIVE COMPENSATION.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

ITEM 8.  DESCRIPTION OF SECURITIES.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
         OTHER SHAREHOLDER MATTERS.

ITEM 2.  LEGAL PROCEEDINGS.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS.

                                    PART III

ITEM 1.  DESCRIPTION OF EXHIBITS.

                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

         Innova Pure Water, Inc. a Florida corporation (the "Company' or "Innova") was incorporated August 13, 1985. The Company designs, develops and manufactures unique consumer water filtration products. These products have been historically of the portable nature and generally consist of a container serving as a water reservoir containing an integral highly efficient water-filtering device. The container may be in the shape and size of a bottle, pitcher or carafe. The Company also has and continues to investigate counter top and in-line filtration systems.

         The Company has become recognized as an innovator in the water filtration field with numerous patent rights assigned to it from its founder, John E. Nohren, Jr., which potentially provide the Company with competitive advantages. It has been the Company's ability to create both new products and develop technology that has permitted it to differentiate itself from other competitors within the field. The Company has also demonstrated the ability to address and open significant new markets previously overlooked or ignored. Examples of these markets are portable personal and sport type filter bottles; and products for the infant, children's, and teen market. On the technology side, Innova has attracted interest from large consumer products companies. This has led to the Company differentiating itself as a product innovator and creator as well as product producer, thus making the Company attractive as a strategic alliance partner to a strong multi-national marketing company such as Rubbermaid. Such an alliance has been created under which the Company creates and manufactures while Rubbermaid markets and distributes the products. The elimination of the need for the Company to finance its own sales and marketing program has allowed the Company to achieve profitability while attaining distribution that would otherwise be impossible. However, there is no assurance that the Company will continue to achieve profitability.

       The water filtration products of the Company are designed to provide an improved quality and much better tasting water for the average consumer at an affordable price. The Innova filtration process has been shown under independent taste tests to have no discernible taste or quality differences from the expensive designer bottled waters, while costing a fraction of the price. The products currently produced are primarily designed to treat tap water, reducing chlorine, taste and odor. Portable highly effective filtration products will be introduced shortly for the removal of biological contaminants including protozoa and bacteria. Future products are under development, which are focused upon the removal of heavy metals, such as lead, as well as arsenic, and radioactive contaminants, which are beyond the capabilities of competitive technology. Also, the Company has created a unique line of filters to adapt to 5 gallon water bottles commonly used in conjunction with coolers and crocks. The products are adaptable to the world market requirements as well as domestic market needs. A new strategic alliance is being established for the domestic distribution of water filters adaptable to the 1-5 gallon crock and cooler class of products. There is no assurance that this alliance will be consummated or that the Company will be able to commercially exploit its water purification technologies on a profitable basis.

CUSTOMERS, STRATEGIC ALLIANCES AND MARKETING

         The Company believes that as a result of the diminishing quality of tap water, both domestically and world wide, the opportunities for the application of the Company's water filtration products and technology will continue to grow for a number of years. Domestically, the current annual market for bottled water is estimated at $4 billion, with the market penetration of bottled water at approximately 20%. The water filter market is currently estimated to be $1.4 billion with 14% market penetration. The rate of growth of consumer water filtration products is exceeding that of bottled water. As it is anticipated that the penetration of water filter products will be at least that of popular appliances, exceeding 80%, it is management's opinion that the major growth and sales in the water filtration product category are yet to come. In addition, the market is worldwide and estimated at more than $20 billion.

         It is the Company's opinion that to the consumer, drinking tap water has become both distasteful and suspect as a result of the use of chlorine, which is carcinogenic and is strongly suspected by some members of the medical community to be a cause of arterial and heart disease. In addition, the dangers and frequency of lead in tap water, as well as the presence of Cryptosporidium, or Giardia, harmful protozoa, have made the consumer aware of the potential dangers associated with drinking tap water. The typical consumer of the Company's products primarily seeks clean, fresh tasting water. A growing number of health conscious consumers are also becoming concerned about the inherent quality of tap water.

         The retail customer base for the Company's products consists of all major consumer product retailers. This includes the mass merchants, grocery, drug, and department store retailers. This also constitutes the basic domestic market universe of Rubbermaid, Innova's Strategic Alliance Partner, that typically has distribution in more than 50,000 retail stores. While there is no assurance that Innova's products will be purchased by Rubbermaid's customers, extensive penetration is anticipated.

         The Company's products are directly marketed using television and print media by Goodtimes Licensing & Entertainment ("Goodtimes") with Richard Simmons as the marketing spokesperson. Last year their infomercial incorporating the Company's water treatment products was the top rated infomercial for an extended period.

         In order to overcome the disadvantage of being a small company, and lack of capital to adequately support a national sales program, the Company has created a series of strategic alliances with nationally recognized companies referenced above and as set forth below (the "Strategic Alliance Partners"). As a result, the Company obtains the distribution and sales of its products on a national and international basis without the costs and burdens associated with the sales of consumer products, and with a market penetration several magnitudes beyond what the Company could achieve independently. The Company also benefits by the consumer acceptance of the brand names and the reputation of the Strategic Alliance Partners.

         On July 21, 1997, the Company entered into a strategic alliance, which includes patent licensing, manufacturing, developing, marketing, and distributing provisions with Rubbermaid Incorporated ("Rubbermaid"). This agreement grants Rubbermaid certain rights to the products and technology of the Company. The agreement provides for the marketing and distribution of certain selected products throughout the United States and internationally, on either an exclusive or non-exclusive basis. The exception being distribution agreements which were in place prior to the Rubbermaid Agreement for specific niche markets, or distribution agreements covering specific countries which are excluded from the agreement with Rubbermaid. The agreement contains a provision under which the Company could be compensated $1,000,000 over a period of time in conjunction with product purchases as compensation for previous Innova product development and research and development. Such compensation is in excess of the normal contractual product sales price.

         On January 21, 1997, the Company entered in a strategic alliance with The Rose Group Corporation ("Rose Group") for the Company to provide exclusive know-how, patent licensing, and the supply of water filtration products to the Rose Group to market for use by expectant mothers, infants, and toddlers. The products to be sold and their suitability for the intended use are the final responsibility of the Rose Group. The initial agreement is for a period of two years, but will be automatically extended upon each party fulfilling certain criteria as set forth in the agreement.

         On September 26, 1997 the Company entered into a supply agreement with Bowline Family Products ("Bowline") to furnish Innova's standard water filters for inclusion into Bowline's tote covered water bottle products. A modified filter will also be produced for Bowline for inclusion into their new Sports team licensed products which include three dimensional designs associated with teams in the NFL, NHL, NBA, Major League Baseball, NASCAR, Sony and others. Minimum sales for the first year are projected to be 200,000 units. Based upon orders shipped and in-house, Bowline should substantially exceed their annual sales requirements.

         In October 29, 1997 the Company reached an understanding with Goodtimes Entertainment and Licensing ("GT") to continue to use Richard Simmons for direct media sales. In October, 1997 GT obtained 1.5 million shares of the Company's stock in a cashless exchange for warrants to purchase 11 million shares of company stock, for which the Company was paid $500,000 for the warrant purchase rights in October of 1996. This agreement is a financial incentive for GT to continue to market Innova's filtration products. See "Certain Relationships and Related Transactions."

         On December 17, 1996 the Company entered into a strategic alliance with Fun Designs, Inc. ("Fun Designs") to supply filters and water filtration products to market for use by children. To attract children and parents to their products, Fun Designs uses three dimensional figure designs which may include licensed properties from Disney or others. The initial agreement is for a period of two years, but will be automatically extended upon each party fulfilling certain criteria as set forth in the agreement.

CURRENT PRODUCTS

         The Company currently produces products for distribution and sales through its Strategic Alliance Partners, as well as directly to select classes of trade on both a domestic and international basis. All products are patent protected under one or more issued patents. Additional patents are also pending. See "Business-Intellectual Property." The products currently in distribution are:

         1. A 2 liter portable or refrigerator bottle with filter and pour through sealing cap;
         2. A 16 oz. standard 28 mm neck water bottle with replaceable filter in a push-pull valve cap;
         3. A 20 oz. and 30 oz. sport type bottle with integralreplacable filter mounted to the bottle top with a push-pull valve cap;
         4. Filters for installation into Rubbermaid Sport type bottles;
         5. Replacement filters for sport and refrigerator bottles;
         6. Baby bottles with filters for infants; and
         7. Children's water filtration products.

         The Company manufactures and assembles its product line In Clearwater, Florida. It also utilizes several component vendors and contract manufacturers. As a result of the vendor relationships established over the years, management believes the Company is assured of reliable and available capacity to sustain the projected significant growth. However, there is no assurance that such vendor relationships will continue in such a successful manner.

PRODUCT DEVELOPMENT

         The Company is actively engaged in additional new product development and the application of new and emerging technology primarily for Rubbermaid and to a lesser degree for its other Strategic Alliance Partners. It is the opinion of management that the technology and product concepts controlled by the Company can permit Rubbermaid to become the dominant company in the consumer water treatment category on an international basis. The Company has a continuing major product development program to assure, to the degree possible, that the Company remains the principal source for water treatment products for each of its Strategic Alliance Partners, such that its Strategic Alliance Partners maintain competitive product advantages.

         Five new products have been prototyped and are in production ready to be tooled. The first three are similar in nature, differing primarily as to the methodology used and the targeted contaminants to be removed. Management anticipates that two of the three will be placed into production. The three products are:

         1. A combination protozoa and chlorine, taste and odor filter. This filter fits within a standard bike or sports bottle. The filtration media consists of a protozoa cyst filter combined with a high performance monolithic carbon filter.

         2. A filter as described above with an added independent bed of iodinated biocidal resin to effectively devitalize pathogenic bacteria and virus. This product requires the approval of the Environmental Protection Agency due to the iodine content. It is particularly suited for use in the third world, as a travel purifier, and for domestic emergency use, ie. floods, hurricanes, and other natural disasters; and general use in wilderness area.

         3. A similar filter, slightly smaller in size, manufactured of porous hydrophilic ceramics. The unique aspect of this filter is that even with the sub-micron pores, water can be readily sucked through, or forced through, with normal hand pressure with a "squeeze" type sports bottle. This filter product can remove both bacteria and protozoa, but is not effective in removing viruses. It may also be integrated with a carbon element. Due to its very low sub-micron size and the consumers' ability to clean the outer surface of the filter element, the life of this product for anti-microbial use can be as much as one year.

                  In addition, the Company has developed a family of filters to fit one through five gallon cooler or crock style bottles. These products will be available with or without the types of biological treatments described in 1 and 2 above. These new Innova filtration products will permit the adaptation of the millions of cooler bottles currently in the home or office, which are delivered by truck, to be retrofitted with a high efficiency filtration unit which will treat approximately 50 bottles or 250 gallons prior to replacement. The user can refill the 5 gallon bottle with only the quantity of water easily lifted into place, while at the same time significantly reducing costs and freeing storage space.

         New rapid filtration media adaptable to carafes and pitchers are also being developed. The major problem with the water filtration carafes currently being marketed is the slow filtration period required to process water before it is available for drinking. There is also a useful volume constant as, typically only 50% of the volume of the carafe is available for filtered water. Thus, frequently, insufficient amounts of filtered water are available and the process time to filter additional water to satisfy the demand is simply too long. The new Company technology under development fills rapidly, fully processing the water in less than four minutes, and pours freely. The process used is Static Filtration(TM), which Innova has "stockpiled" as technology for several years. Patents have issued and others are pending.

         There is also a demand for a means to alert the consumer/user when a water filter should be replaced. To satisfy the needs of Rubbermaid in this regard, the Company has under development a "foolproof" counter which will alert the user that it is time to change the filter.

         The Company has also entered into a licensing agreement with n,p(Energy) providing Innova access to a new polymer extraction technology, labeled PEXT(TM). The basis for this technology was initially developed by The Department of Energy at a cost of more than $10 million dollars and required some eight years to complete the initial development cycle. Its purpose was to develop new technology that could remove contaminants down to basically non-detectable limits using conventional instrumentation. The Company, in conjunction with n,p, (Energy), has succeeded in modifying the technology into basically a solid state, non-soluble form. This technology is viable for inclusion in most filters manufactured today. The advantages it offers are: 6-8 times the kinetics, or speed of reaction (contaminant removal), four times the loading capacity, and less than half the cost of the best competitive technology, as well as the ability to remove contaminants such as arsenic which existing competitive technology does not touch. PEXT(TM) will permit the design of a totally new class of water filters with greater capacity, larger contaminant range, smaller size and lower cost. The first intended application of PEXT(TM) by the Company will be to enhance the removal of lead in portable filter applications. The cost to finalize the development of PEXT(TM) is projected to be $300,000 and to require six months of development time. Partner participation is being sought but no commitments have been received to date.

SALES AND BACKLOG

         The sales for the fiscal year ended June 30, 1997 were $3,880,100. As of March 31, 1998, sales for the period have amounted to $1,699,100 with an order backlog approximating $800,000. Sales for the first six months of this fiscal year approximated $1,000,000. Sales were lower than expected as a result of Rubbermaid's decision to launch the Company's products within the Rubbermaid line at the January 1998 Housewares Show as opposed to the August 1997 Hardware Show and to commence delivering product in April of 1998 to the retail merchants. Delays in packaging were the primary cause of delay. Further, the new Richard Simmons infomercial did not air until December 1997. Existing order commitments (as differentiated from actual order backlog) through June 1998 approximates $2,000,000. As noted in Footnote 1 of the accompanying financial statements, significant portions of the Company's sales are to limited customers. The loss of one of these significant customers could have a significantly disruptive effect on the normal functioning of the Company.

COMPETITION

         The Company competes with many other companies that supply water filtration products. The principal competitive product would be the "pour through" carafe type product normally kept in the refrigerator and used in the kitchen.

         Several companies, including Brita, Discovery Engineering (Pur), Rubbermaid and others compete in the pitcher or carafe products market segment which, while not portable outside the home and decidedly more expensive, are otherwise directly competitive to the Innova two liter bottle. However, the Company has the only product in a two liter size that is a truly portable pitcher type product with a spill proof locking cap. The leading company in the pitcher category is Brita.

         The Company also competes indirectly with other companies that supply bottled water, including The Perrier Group of America, Inc. (which includes Arrowhead Mountain Spring Water, Poland Spring, Ozark Spring Water, Zephyrhills Natural Spring Water, Deer Park, Great Bear and Mountain Ice) and Great Brands of Europe (which includes Evian Natural Spring Water and Dannon Natural Spring Water). The Company also competes with numerous regional bottle water companies located in the United States and Canada.

         The Company is the early leader in sales of portable bike, sport and 16 oz. filter water bottles, as well as the two liter portable pitcher. The category is new and has been promoted by Richard Simmons under contract with the Company's Strategic Partner, Goodtimes Licensing and Entertainment, who in the first year sold over 2,000,000 16 oz. Personal water filter bottles and thousands of 30 oz. Sport type bottles. Since then, Aladdin Industries and others have entered this rapidly expanding market. The Company expects that more competitors will enter the water filtration products market, resulting in even greater competition for the Company. Many of the companies with whom the Company currently competes, or may compete in the future, have greater financial, technical, marketing, and sales resources, as well as greater name recognition than the Company. There can be no assurance that the Company will have the resources required to respond effectively to market or technological changes or to compete successfully in the future, although it's alliances provide certain advantages in these regards as does the Company's patent position.

INTELLECTUAL PROPERTY

         The Company has rights to numerous patents in the consumer product water treatment field in which twelve issued patents and two pending patents are specifically related to consumer water treatment products. In total the Company pursuant to a royalty agreement with its founder, Mr. John E. Nohren, has obtained more than 20 patents of which the intellectual base may be applicable to consumer water treatment products. It also has two additional patents pending both domestically and internationally. Further, the Company has also entered into a licensing agreement with n,p,(Energy), providing access to new polymer extraction technology, PEXT(TM). The Company has the worldwide rights to the application of this technology. See "Business - Products Development."

         The Company is in a patent infringement lawsuit, entitled Innova/Pure Water, Inc. v. Aladdin Sales & Marketing, Inc., Filtex USA, LTD., ACT Marketing, Inc., ACT Marketing, LTD., Advanced Consumer Technologies, Inc., and Robert S. Luzenberg, Case No. 97-924-Civ-T-25 (M.D.Fla.). The Company filed the lawsuit against Filtex, Aladdin and associated companies and individuals claiming patent infringement and false advertising. There are no counterclaims currently raised by the defendants. If the case is not settled, it will proceed to trial sometime between June 1, 1998 and August 31, 1998. The defendants contest the validity of the Company's patent which is at issue. Though management anticipates a meritorious outcome, the Company could suffer the adverse outcome of having certain of its patent rights invalidated. See "Litigation."

MANUFACTURING

         Operations have been centered between the Company's facility, which historically has performed the quality assurance, inspection, testing, assembly, packaging and shipping functions. The Company's products consist principally of:
(1) one or more water treatment media; and (2) injection molded plastic components, blow molded or injection molded containers which hold the water to be processed as well as to support and position the water filtration element. In, addition, labels, bags, and a variety of boxes are also used to package various products. The filtration media consist of proprietary monolithic filter elements containing activated carbon and one or more other compounds depending upon the use to which the filter is to be applied. The media compounds may include ion-exchange resins, zeolytes, Pext(TM), iodinated resins, or embody hydrophilic sub-micron ceramic components. Other process media employed include both high and low-density non-wovens. The media are obtained from a variety of sources. Typically, each is procured under the terms of a confidentiality agreement.

         In preparation for growth, additional molding capacity is being acquired both domestically and in China. The Company has enhanced its domestic filter element production capacity and is expanding filter capacity to over 20,000,000 filters per year. Continental Plastics ("Continental") of Sarasota, Florida has been the Company's primary contract suppliers of molds and injected molded components for the past ten years. While the Company enjoys a close working relationship with Continental, several other companies are available to furnish competitive pricing and added production capacity. There is no assurance, that such competitive pricing and production capacity will be available in the future.

         Presently, two companies supply the injection molded components. The bottles and pitchers are secured from various companies, each somewhat of a specialty. Typically, the Company owns the tooling to produce the injection molded components.

         The Company has changed from principally manual assembly and packaging operations to mechanized assembly and packaging operations. These operations include assembling; (1) the media elements into the housings; (2) the closure to the filter housings; (3) the top and valve components together; and (4) the variety of components into the bottle or pitcher. Packaging consists of semi-automatic assembly of certain filters into hermetically sealed bags, date and lot stamping labels and shipping boxes, packaging the finished products with instructions in display boxes and then placing a prescribed quantity into a shipping box which is, in-turn palletized. The Company intends to add automation for high speed bagging equipment for filter packaging as demand requires. Further, filter designs have been altered to adapt to automatic assembly methods. The Company has a current minimum production capacity of 10,000,000 units a year. Management anticipates that within the next six to eight months, capacity of over 20,000,000 units will be available.

         The Company possesses considerable in-house manufacturing know-how. The expertise spans from tool and mold design to automated dispensing and compacting of media, through inspection, assembly, and packaging. As such the Company acts in an advisory capacity with many of its vendors, or dictates the methodology to be used. This internal capability also keeps the Company from becoming a "hostage" to any supplier and permits the Company to make justified "make or buy" decisions based upon the true economic impact. This permits the Company to purchase high quality components at a competitive price while remaining independent.

         All Company vendors operate under secrecy agreements. No suppliers produce similar competitive products for any third parties. Several organizations also support the Company in its product development program on an as needed basis. The Company has relied on a limited number of vendors to supply the components necessary for its products. A lack of necessary components at favorable prices would adversely affect the Company.

PRODUCT LIABILITY INSURANCE AND WARRANTIES

         The Company maintains a $2,000,000 product liability insurance policy. In the twelve years in which the Company has produced and furnished products to the retail trade and consumers, both domestically and internationally, no product suits have been filed, nor consumer complaints received which would lead to litigation.

         The Company warrants to Rubbermaid that the products will be produced to mutually acceptable standards. Innova operates a formal quality control program monitoring through AQL standards, incoming components, in process parts, and completed units. Detail product specification sheets are in place as well as "Physical Proofs" which have been signed off and accepted by both parties. In case of a question, the "Proof' samples are used for comparison purposes to determine acceptability.

EMPLOYEES

         As of March 31, 1998, the Company has 20 employees, including its 4 executive officers. These employees include 2 persons in sales and marketing, 2 persons performing development, and 3 administrative and clerical persons. There are 8 manufacturing and production personnel which are supplemented by as many as 25 contract employees, as required.

        ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         THIS REGISTRATION STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATED," "BELIEVE," "EXPECT," "PLAN," "INTEND," "SEEK," "ESTIMATE," "PROJECT," "WILL," "COULD," "MAY" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INCLUDE, AMONG OTHERS, INFORMATION REGARDING FUTURE OPERATIONS, FUTURE CAPITAL EXPENDITURES AND FUTURE NET CASH FLOW. SUCH STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, INCLUDING, WITHOUT LIMITATION, GENERAL ECONOMIC AND BUSINESS CONDITIONS, CHANGES IN FOREIGN, POLITICAL, SOCIAL AND ECONOMIC CONDITIONS, REGULATORY INITIATIVES AND COMPLIANCE WITH GOVERNMENTAL REGULATIONS, THE ABILITY TO ACHIEVE FURTHER MARKET PENETRATION AND ADDITIONAL CUSTOMERS, AND VARIOUS OTHER MATTERS, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL, INCLUDING, WITHOUT LIMITATION, THE RISKS DESCRIBED UNDER THE CAPTION "BUSINESS." SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES OCCUR, OR SHOULD UNDERLYING ASSUMPTIONS PROVE TO BE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY AND ADVERSELY FROM THOSE ANTICIPATED, BELIEVED, ESTIMATED, OR OTHERWISE INDICATED. CONSEQUENTLY, ALL OF THE FORWARD-LOOKING STATEMENTS MADE IN THIS REGISTRATION STATEMENT ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS AND THERE CAN BE NO ASSURANCE OF THE ACTUAL RESULTS OR DEVELOPMENTS.

         Innova cautions readers that in addition to important factors described elsewhere, the following important facts, among others, sometimes have affected, and in the future could affect, the Company's actual results, and could cause the Company's actual results during 1998 and beyond, to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Innova.

                                                                                      NINE MONTHS ENDED
                                    YEAR ENDED JUNE 30,                                    MARCH 31,
----------------------------------------------------------------------------------------------------------
                                             1997                 1996             1998            1997
----------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
---------------------

Total Revenue                           $3,880,100           $1,701,900        $1,699,100      $2,453,100

Net Income (loss)                          682,000             (342,100)            6,800         392,400

Earnings (loss) per  common share -            .09                 (.05)              .00             .05
basic
Shares used in per
Share Computation                       $7,279,660           $7,102,395        $9,333,462      $7,140,304

-----------------------------------------------------------------------------------------------------------


                                        AT JUNE 30,                                    AT MARCH 31,
-----------------------------------------------------------------------------------------------------------
                                           1997                                           1998
-----------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
------------------
Total assets                            $1,683,900                                     $1,624,800
Working capital                          1,017,700                                        902,700
Long-term debt                              12,200                                         19,500
Stockholders'; equity (Deficit)         $1,214,600                                     $1,221,400

Results of Operations

         NET SALES

         Net sales for the nine-month period ended March 31, 1998 were $1,699,100, a 31% decrease over the $2,453,100 of net sales for the comparable period in 1997. Much of the decrease is attributable to the fact that although the Company's strategic alliance with Rubbermaid for certain exclusive marketing rights was signed in July 1997, the new product line was not unveiled until The International Houseware Show in Chicago in January 1998. The Company was unable to increase existing retail distribution due to the knowledge that Rubbermaid was entering the market. Another factor was that the new Richard Simmons infomercial did not air until December 1997, resulting in a loss of revenue for that product.

         Net sales for the year ended June 30, 1997 were $3,880,100, a 128% increase over the $1,701,900 of net sales for the comparable period in 1996, primarily due to strong sales of Richard Simmons' infomercial, resulting in significant revenue generated by the Company's strategic alliance partner Goodtimes Entertainment and Licensing, in the introduction of the Company's patented filter for sport type bottles.

         COST OF SALES

         For the nine months ended March 31, 1998, our cost of sales declined 40% to $750,600 from the $1,254,300 of costs for the nine months ended March 31, 1997. This decrease is mainly due to the decrease in revenue and lower volume of filter and bottle sales for the period.

         The 40% decrease in cost of sales, combined with only a 31% decrease in net sales, resulted in an improvement in our gross profit margin for the nine months ended March 31, 1998. This is principally attributable to higher percentage sales of filters versus bottles which yield a greater profit to the Company as well as switching from a direct sales format managed by the Company to the use of strategic alliances and the corresponding reduction in sales personnel and associated costs plus elimination of most marketing expenses.

         Cost of sales for the year ended June 30, 1997 amounted to $1,811,800, an increase of 110% over the $864,000 for the year ended June 30, 1996. This increase is primarily due to the 128% increase in net sales.

         As net sales grew by 128% and cost of sales grew by only 110%, the Company's gross profit margin also grew proportionately in fiscal 1997. This is principally attributable to improved manufacturing efficiencies brought about by significant higher unit filter volume and the overabsorption of manufacturing overhead as a result of higher than initially budgeted unit volumes and a shift in product mix resulting in greater filter versus bottle sales in the introduction of the Richard Simmons product line, which resulted in a higher gross margin to the Company.

         OPERATING EXPENSES

         Operating expenses for the nine-month period ended March 31, 1998 were $952,700, or 56% of net sales. For the comparable period in 1997, operating costs amounted to $797,300, or 33% of net sales. The 23% increase as a percentage of sales between these periods is attributable to the addition of a research and development department as well as an increase in director and officer insurance, audit expense, rent, travel and entertainment, officers' salary and royalty expenses.

         For the year ended June 30, 1997, operating costs amounted to $1,368,000, or 35% of net sales. For the year ended June 30, 1996, operating costs were $1,158,900, or 68% of net sales. The decrease in operating costs as a percentage of sales between these years of 33% is primarily due to an increase in sales and a reduction of sales and marketing expense with minor changes in fixed operating costs while sales basically doubled.

         INTEREST INCOME AND EXPENSE

         For the nine months ended March 31, 1998, net interest income amounted to $11,000 as compared to net interest expense of $9,100 for the nine months ended March 31, 1997. This change is due to the retirement of outstanding loans and the fact that the Company was earning interest on its operating account.

         For the year ended June 30, 1997, net interest expense decreased by 13% to $18,300 from $21,100 for the year ended June 30, 1996. The decrease in expense is due to the payment of 11 months interest in fiscal year 1997 since the debt was converted to Common Stock during the year versus 12 months of expense in fiscal year 1996.

         NET INCOME

         Net income for the nine months ended March 31, 1998 decreased by 83% to $6,800 from $392,400 for the comparable period in 1997. This decrease is principally attributable to the reduction in sales and increase in operating expense and, this period involved the slow start-up of Rubbermaid and Richard Simmons.

         Net income for the year ended June 30, 1997 was $682,000 as compared to a net loss of $342,100 for the year ended June 30, 1996. The improvement in fiscal 1997 was primarily a result of expense reduction and cost controls combined with approximately twice the revenue.

         EARNINGS PER SHARE

         For the nine months ended March 31, 1998, basic and diluted earnings per share amounted to $.00. For the comparable period in 1997, basic and diluted earnings per share amounted to $.05. This change is primarily the result of decreased profits between the comparable periods.

         Basic and diluted earnings per share were $.09 and $.08, respectively, for the year ended June 30, 1997, as compared to basic and diluted loss per share of $(.05) for the year ended June 30, 1996. The turnaround of earnings per share in fiscal 1997 was due primarily to increased profits from the prior year.

LIQUIDITY AND CAPITAL RESOURCES

         OPERATING ACTIVITIES

         For the nine-month period ended March 31, 1998, net cash provided by operating activities amounted to $141,100, a decrease over the $314,500 of net cash provided by operating activities for the comparable period in 1997. The decrease is primarily a result of decreased profits during the period, as well as the need to retool for the anticipated production requirements of Rubbermaid and an increase in management's salary expense.

         For the year ended June 30, 1997, net cash provided by operating activities amounted to $395,500, as compared to net cash used by operating activities of $56,300 for the year ended June 30, 1996. The improvement in fiscal 1997 was due mainly to increased profits for the year.

         INVESTMENT ACTIVITIES

         The Company's investment activities include equipment, sales and purchases, patent acquisitions, and net changes in related party advances.

         Net cash used by investing activities for the nine months ended March 31, 1998 was $224,600, as compared to net cash used by investing activities of $145,100 for the comparable period in 1997. The increase in cash expended for investing activities is due primarily to more purchases of equipment during the nine months ended March 31, 1997 than during the nine months ended March 31, 1998.

         Net cash used by investing activities for the year ended June 30, 1997 was $180,300, an increase of 316% over net cash used of $43,300 for the year ended June 30, 1996. The Company expended more cash in fiscal 1997 for investing activities related to the acquisition of equipment.

         FINANCING ACTIVITIES

         The Company's financing activities include proceeds from borrowings, payments on borrowings and capital leases, and proceeds from sales of common stock and warrants.

         Net cash of $29,800 was used by financing activities for the nine-month period ended March 31, 1998, as compared to net cash provided by financing activities of $528,500 for the nine months ended March 31, 1997. The Company received net proceeds of $485,300 from the sale of common stock warrants during the quarter ended December 31, 1996.

         The sale of warrants during the quarter ended December 31, 1996 was the main reason for the Company's net cash provided by financing activities of $535,700 for the year ended June 30, 1997. For the year ended June 30, 1996, net cash provided by financing amounted to $79,700.

         CAPITAL RESOURCES

         At March 31, 1998, the Company does not have any material commitments for capital expenditures other than for those expenditures incurred in the ordinary course of business.

         The Company believes that its current operations and cash balances will be sufficient to satisfy its currently anticipated cash requirements for the next 12 months. However, additional capital could be required in excess of the Company's liquidity, requiring it to raise additional capital through an equity offering, secured or unsecured debt financing. The availability of additional capital resources will depend on prevailing market conditions, interest rates, and the existing financial position and results of operations of the Company.

                         ITEM 3. DESCRIPTION OF PROPERTY

         The Company occupies approximately 22,000 feet of air conditioned office, manufacturing and warehouse space located at 13130 - 56th Court, Suite 604-605, Clearwater, Florida 33760. The product development laboratory is also located in an adjacent building. The facilities are leased and a new five year lease commenced March 1, 1998. The monthly rent for these facilities is approximately $10,000.

     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of shares of Company Common Stock owned as of March 31, 1998 beneficially by (i) each person who beneficially owns more than 5% of the outstanding Company Common Stock, (ii) each director of the Company, (iii) the President and Chief Executive Officer of the Company (the only executive officer of the Company whose cash and non-cash compensation for services rendered to the Company for the year ended June 30, 1997, exceeded $100,000) and (iv) directors and executive officers of the Company as a group:

                                                       Amount and Nature of
             Name of Beneficial Owner (3)             Beneficial Ownership (1)        Percent of Class (2)
             ----------------------------             ------------------------        --------------------
           John E. Nohren, Jr.  and
           Francis Weaver Nohren(4)(5)                         2,118,216                        21.2
           Rose C. Smith (6)                                     590,350                         5.9
           Peter Christensen (9)                                 624,500                         6.2
           Mort Langer (10)                                      245,000                         2.4
           Frank Legnaioli (9)                                   591,000                         5.9
           C. W. McKee (9)                                        41,000                          .5
           Joe Cayre (7)                                       1,350,000                        13.5
           Andrew Greenberg (9)                                  167,000                         1.7

           All directors and executive officers
           as a group (10 persons)                             4,383,066                        43.9

         (1) Represents sole voting and investment power unless otherwise indicated.

         (2) Based on approximately 9,996,371 shares of Company Common Stock outstanding as of March 31, 1998 plus, as to each person listed, that portion of the unissued shares of Company Common Stock subject to outstanding options which may be exercised by such person, and as to all directors and executive officers as a group, unissued shares of Company Common Stock as to which the members of such group have the right to acquire beneficial ownership upon the exercise of stock options within the next 60 days.

         (3)      The address of each individual is in care of the Company.

         (4) May be deemed to be a "founder" of the Company for the purpose of the Securities Act.

         (5) Represents aggregate shares held between Mr. Nohren individually, his wife individually and shares held in joint tenancy. Also includes options to acquire 193,750 shares of Common Stock exercisable at $.50 held by Mr. Nohren.

         (6) 54,350 of the shares of common stock as set forth above are owned by Elliot Smith, husband of Rose C. Smith, President and Chief Executive Officer of the Company. Also includes 175,000 shares underlying options issued to Ms. Smith with an exercise price of $.50.

         (7) Represents shares held directly and indirectly by Joe Cayre and his family pursuant to an agreement reached between the Company and the Good Times family of companies. See "Certain Relationships & Related Transactions."

         (8) Excludes 1,173,100 shares reserved for issuance under outstanding options and warrants.

         (9) Includes options to acquire 17,000 shares of Common Stock at an exercise price of $.50 over a 3 year vesting term conditioned upon continued service as an outside director.

         (10) Includes options to acquire up to 115,000 shares of Common Stock at an exercise price of $.50 per share.

      ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

         The following table sets forth certain information with respect to each person who is a director or an executive officer of the Company as of March 31, 1998.

         NAME                       AGE                       POSITION
         ----                       ---                       --------
John E. Nohren, Jr.                 66                        Chairman of the Board, Director
Rose C. Smith                       47                        President, Chief Executive Officer, Director
James Keene                         61                        Chief Operating Officer
Robert Connell                      42                        Controller, Treasurer and Secretary
Donald G. Huggins, Jr.              50                        Chief Financial Officer
Peter Christensen                   46                        Director
Andrew Greenberg                    43                        Director
Mort Langer                         55                        Director
Frank Legnaioli                     67                        Director
Clarence W. McKee                   73                        Director

         Executive officers are elected by the Board of Directors and serve until their successors are duly elected and qualify, subject to earlier removal by the Board of Directors. Directors are elected at the annual meeting of shareholders to serve for their term and until their respective successors are duly elected and qualify, or until their earlier resignation, removal from office, or death. The remaining directors may fill any vacancy in the Board of Directors for an unexpired term. See "Board of Directors" for a discussion of the Directors' terms.

BUSINESS EXPERIENCE OF EXECUTIVE OFFICERS AND DIRECTORS

         John E. Nohren, Jr. has been Chairman of the Board of the Company since its inception. Effective December 1996, with Mr. Nohren's consent and approval, he resigned as President and Rose C. Smith was appointed his successor. He subsequently resigned as Chief Executive Officer in June of 1997 when Rose C. Smith was appointed his successor. He was also the founder and the major shareholder of a prior Company, Innova, Inc., founded in 1969 to service the increasing requirement of the U.S. Department of Defense for sophisticated automation and hazardous waste management. With government funding, Mr. Nohren made technological advances for dealing with water contamination of various nature. The applications included the treatment of water in a chemical, biological, or nuclear war scenario. Also, the removal of a variety of contaminants from the production of military products. The obvious voids, and needs for the application of those technologies to consumers lead to the formation of the Company in 1985. He is the named inventor on several of the Company's patents. See "Certain Relationships and Related Transactions."

         Rose C. Smith was appointed President effective December 1996 and Chief Executive Officer effective June 30, 1997. Ms. Smith began her career in the financial community at Bache and Co., Inc. (Prudential Securities, Inc.) and was a financial adviser to the principals of the Moore McCormick Shipping Lines. She functioned in a number of consulting roles relative to product acquisition, licensing, and line extensions and has been retained by Aguecheek Ltd. in England, which owned the licensing rights to Armani, Valentino, Ungaro, Tiffany and others. Mrs. Smith was also a consultant regarding potential corporate acquisitions for Marubeni in Tokyo. She became associated with the Company in 1993 as a marketing consultant, hence became the Director of Business Development until elected President in 1996, and Chief Executive Officer in June 1997.

         James Keane, Chief Operating Officer, joined the Company in January, 1998. Prior to joining the Company, he was with Evenflo Company Inc., where he served for eight years as Vice President of Operations and Engineering for the Infant Feeding Division. He has over thirty years experience in the design and manufacturing of plastic consumer products.

         Robert Connell, Treasurer and Secretary, joined the Company in September 1993. Prior to joining the Company, he held accounting positions with E.I. DuPont de Nemours & Company and with smaller organizations.

         Donald Huggins, Jr., Chief Financial Officer, has been with the Company since 1992. During his tenure at the Company, he has previously served as Director of Business Development and Chief Operating Officer. Prior to his employment with the Company, Mr. Huggins organized and developed real estate development activities for his own companies.

         Peter Christensen has been a director of the Company since 1996. He is currently the Chief Executive Officer of ComTec, Incorporated, a software company that provides integrated art print and mail services as well as art electronic imaging, E-mail delivery, and electronic payment services , integrated with credit card and personal financial software. Mr. Christensen is also Chairman of the Board of Digital Privacy, Inc., a smart card based computer and communications security company, securing communications across the Internet. Prior to joining ComTec, Incorporated and Digital Privacy, Inc., he was a managing director at Paine Webber.

         Andrew Greenberg has been a director of the Company since 1997. Since 1986, he has been employed as President at GoodTimes Entertainment, a New York based, privately held company which is a diversified international multimedia entertainment organization.

         Mort Langer has been a director of the Company since 1987. In 1993, Mr. Langer formed Langer Partners, the management arm of Langer Capital Management, L.L.P. where he serves as a partner. Prior to forming Langer Partners, he worked at Bear, Stearns & Co., Inc. as a growth stock analyst and served as Research Director for their 35 other equity analysts.

         Frank Legnaioli has been a director of the Company since 1986. Mr. Legnaioli is presently retired. Prior to his retirement, he worked for Paxton Van Lines, Inc. in Springfield, Virginia for forty years. During his tenure at Paxton Van Lines, Inc., it became the top grossing Atlas Van Lines agent in the United States and abroad. He was one of the architects of the buy out of Atlas Van Lines and turning it into a public company.

         Clarence. W. ("C.W."). McKee was a founding director and remained as a director until 1987, and again became a director of the Company in 1997. He has been retired since 1989. Prior to his retirement Mr. McKee was employed by Florida Progress Corporation and Florida Power Corporation where he served as Executive Vice President and Chief Financial Officer.

BOARD OF DIRECTORS

         The Company's Bylaws fix the size of the Board of Directors at no fewer than one and no more than nine members, to be elected annually by a plurality of the votes cast by the holders of Common Stock, and to serve until the next annual meeting of stockholders and until their successors have been elected or until their earlier resignation or removal. Currently, there are seven directors who were elected on February 28, 1998.

                         ITEM 6. EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

         The following table shows the compensation paid or accrued by the Company for the fiscal years ended June 30, 1997, to or for the account of the President, Chief Executive Officer and John E. Nohren, Jr., Chairman of the Board. No other executive officer or director of the Company received benefits or an annual salary and bonus in excess of $100,000 or more during the stated period. Accordingly, the summary compensation table does not include compensation of other executive officers.

                           SUMMARY COMPENSATION TABLE

                           ANNUAL COMPENSATION                              LONG-TERM COMPENSATION AWARDS

                                                                     RESTRICTED
                                                      OTHER  ANNUAL  STOCK      OPTIONS/    LTIP        ALL OTHER
NAME & PRINCIPAL               SALARY       BONUS     COMPENSATION   AWARD(S)   SARS        PAYOUTS     COMPENSATION
POSITION (1)            YEAR     ($)          ($)           ($)         ($)      (#)          ($)             ($)
John E. Nohren, Jr.     1997       ---        ---          ---          ---       18,750       ---       150,000 (2)
President and CEO


------------------------
(1) Ms. Smith replaced Mr. Nohren as the President and CEO, effective July 1, 1997.
(2) Represents payments made to Mr. Nohren pursuant to his royalty agreement.

EMPLOYMENT AND OTHER AGREEMENTS

         The Company entered into an employment agreement with Rose C. Smith effective July 1, 1997, which provides for her employment as President and Chief Executive Officer for a five year term ending June 29, 2002. Under the agreement Ms. Smith is to receive a base salary of $150,000 per year. Ms. Smith is also to receive a bonus of two percent of net sales of the Company adjusted by the annual gross margin achieved by the Company. The agreement contains a restrictive covenant not to compete for the term of the agreement and for five years following termination of service without cause. The agreement provides for payment on her behalf of premiums in respect of $500,000 of life insurance on Ms. Smith's life pursuant to a split dollar life insurance agreement. The agreement provides for severance payments equal to 200% of the annual base compensation due under the Agreement in the event there is a "change of control" of the Company, as defined therein, and she is subsequently terminated without cause.

         The Company entered into a royalty agreement with John E. Nohren, Jr., Chairman, effective July 1, 1997, expiring on December 31, 2002. This agreement obligates the Company to pay Mr. Nohren, in return for the assignment of his patent rights, a minimum of $100,000 of royalties per year, with a cap of $300,000 per year, during the term of his employment. The royalty payments will be calculated based on five percent of net sales of products that incorporate these assigned patents. Upon his termination, a three percent royalty shall be paid over the residual life of his patents.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
VALUES

         The information provided in the table below provides information with respect to each exercise of stock options during fiscal 1997 by each of the executive officers named in the summary compensation table and the fiscal year end value of unexercised options.

=====================================================================================================================
           (a)                     (b)                  (c)                    (d)                     (e)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                                                     Value of
                                                                                                   Unexercised
                                                                            Number of              In-the Money
                                                                           Unexercised               Options
                                                                        Options at FY-End          at FY-End($)
                                                       Value               Exercisable             Exercisable
                             Shares Acquired/         Realized             on or after             on or after
          Name                   Exercise              ($)(1)             July 1, 1997           July 1, 1997(1)

---------------------------------------------------------------------------------------------------------------------
John E. Nohren, Jr.                18,750                9,375               18,750                   $9,375
=====================================================================================================================

=================
(1) The aggregate dollar values in column (c) and (e) are calculated by determining the difference between the fair market value of the Common Stock underlying the options and the exercise price of the options at exercise or fiscal year end, respectively. In calculating the dollar value realized upon exercise, the value of any payment of the exercise price is not included.

STOCK OPTIONS

         The Company has in effect a stock option plan which authorizes the grant of incentive stock options under Section 422 of the Internal Revenue Code (the "Plan"). The Plan was adopted in 1996. A total of 750,000 shares have been reserved under the Plan . As of March 31, 1998, options to purchase a total of approximately 738,000 shares at $.50 a share were issued and outstanding under the Plan. The Plan provides that (a) the exercise price of options granted under the Plan shall not be less than the fair market value of the shares on the date on which the option is granted unless an employee, immediately before the grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiaries, whereupon the exercise price shall be at least 110% of the fair market value of the shares on the date on which the option is granted; (b) the term of the option may not exceed ten years and may not exceed five years if the employee owns more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiaries immediately before the grant; (c) the shares of stock may not be disposed of for a period of two years from the date of grant of the option and for a period of one year after the transfer of such shares to the employee; and (d) at all time from the date of grant of the option and ending on the date three months before the date of the exercise, the employee shall be employed by Company, or a subsidiary of the Company, unless employment is terminated because of disability, in which cased such disabled employee shall be employed from date of grant to a year preceding the date of exercise, or unless such employment is terminated due to death.

         As of the date of this filing, the Company has outstanding options and warrants to acquire 1,173,100 shares of Common Stock at an exercise price of $.50 per share. Options to acquire 185,000 shares must be exercised by June 30, 1998 or forfeited. The remaining options and warrants to acquire 988,100 shares of Common Stock vest over a 3 year period commencing with the fiscal year beginning July 1, 1997 and ending June 30, 2000. Option holders may exercise their option at any time following a vesting year so long as the individual remains employed. Four years of employment are required for vesting. All options must be exercised and payment made no later than June 30, 2000. Unexercised options after that date shall terminate. Employees have a 60 day period after termination of employment to exercise options. The vesting schedule is subject to acceleration in the event of a merger, sale or a change of control of the Company. For all options issued, the exercise price of $.50 was determined to be the fair market value as of date of issuance

DIRECTOR COMPENSATION

         A director who is an employee of the Company receives no additional compensation for services as director or for attendance at or participation in meetings except reimbursement of out-of-pocket expenses. An outside director is reimbursed for out-of-pocket expenditures incurred in attending or otherwise participating in meetings. All directors hold options to acquire up to 17,000 shares of Common Stock exercisable at $.50 per share. The Company has no other arrangements regarding compensation for services as a director.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Mr. John E. Nohren, Jr., Chairman of the Board, has assigned the rights to certain patents owned by him, to the Company. The patents are used by the Company for its products. The Company entered into a royalty agreement with John
E. Nohren, Jr. on June 30, 1997, expiring on December 31, 2002. This agreement obligates the Company to pay Mr. Nohren in return for the assignment of his patent rights, a minimum of $100,000 of royalties per year, with a cap of $300,000 per year, during the term of his active involvement. The royalty payments will be calculated based on five percent of sales of products that incorporate these assigned patents. Upon his full retirement, a three percent royalty shall be paid over the residual life of his patents. See "Executive Compensation-Employment Agreements."

         On October 31, 1996, the Company reached an agreement with Innova Holdings, LLC, a Company owned by the Cayre family who also owns the Good Times family of companies. Good Times has agreed to provide the Company with certain sales and marketing assistance to sell via direct television, including Richard Simmons promotions. In connection with this agreement, the Company was paid $500,000 for warrants for the right to purchase 11,000,000 shares of common stock. The warrants, which were non-dilutive, had the following exercise prices and expiration dates: (1) 3,300,000 shares at an exercise price of $.40 per share expiring one year from date of grant; (2) 3,300,000 share at an exercise price of $.75 per share expiring two years from date of grant; and (3) 4,400,000 share at an exercise price of $ 1.00 per share expiring three years from date of grant.

         On October 30, 1997, the Company entered into a stock purchase agreement with Innova Holdings, LLC. In connection with this agreement, the Company issued 1,500,000 shares of its common stock to Innova Holdings, LLC in exchange for the surrender of previously issued warrants to purchase the 11,000,000 shares of the Company's common stock as set forth above. The shares were subsequently transferred to Joe Cayre and other family members. The 1,500,000 shares cannot be sold, transferred, assigned, or pledged until October 30, 1999.

         As of year end June 30, 1997 certain officers, directors and shareholders retired approximately $338,830.26 in Company indebtedness in exchange for 955,310 shares issued at $.25 or $.50 per share. The individuals are set forth below.

                                                                    Conversion
                                       Loan Amount                 Per Share Price              Shares Issued
John E. & Frances Nohren, Jr.           88,830.26                      0.25                        355,310
Frank Legnaioli                         25,000.00                      0.25                        100,000
Barbara Albin                          150,000.00                      0.50                        300,000
Barbara Albin                           50,000.00                      0.50                        100,000
John E. Nohren, Jr.                     25,000.00                      0.25                        100,000
                                        ---------                                                  -------

Total                                  338,830.26                                                  955,310
                                       ==========                                                  =======

                        ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

         The authorized common capital stock of the Company consists of 50,000,000 shares of Common Stock, $.0001 par value, of which 9,996,371 and 9,995,871 shares were issued and outstanding respectively as of March 31, 1998 (the "Common Stock").

         The holders of Common Stock are entitled to one vote per share for the selection of directors and all other purposes and do not have cumulative voting rights. The holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors, and in the event of the liquidation by the Company, to receive pro-rata, all assets remaining after payment of debts and expenses and liquidation of the preferred stock. Holders of the Common Stock do not have any pre-emptive or other rights to subscribe for or purchase additional shares of capital stock, no conversion rights, redemption, or sinking-fund provisions. In the event of dissolution, whether voluntary or involuntary, of the Company, each share of the Common Stock is entitled to share ratably in the assets available for distribution to holders of the equity securities after satisfaction of all liabilities. All the outstanding shares of Common Stock are fully paid non-assessable.

         The transfer agent for the Company is Continental Stock Transfer & Trust Company of New York.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

         The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except as limited by the FGCL. The Certificate of Incorporation also provides that no amendment or repeal of such provision shall apply to or have any effect on the right to indemnification permitted thereunder with respect to claims arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal whether asserted before or after such amendment or repeal.

         The Company's Bylaws provide that the Company shall indemnify to the full extent authorized by law each of its directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation. The Company has entered into indemnification agreements with its directors and certain of its officers.

         Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934, (collectively, the "Acts") as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

FLORIDA CORPORATE LAW

         The Florida General Corporate Law includes the Control Share Act (the "Act"), which contains provision regulating certain "control share acquisitions," which are transactions causing the voting power of any person acquiring beneficial ownership of shares of a public corporation in Florida to meet or exceed certain threshold percentages of the total votes entitled to be cast for the election of directors. The Act provides that a control share acquisition may only be made if: (I) the shareholders of the corporation approve the proposed acquisition by affirmative vote of a majority of the voting power of such corporation represented in person or by proxy at a special meeting of shareholders called for the purpose of voting in the proposed acquisition; and
(ii) a majority of the portion of such voting power excluding the voting power of interested shares approve the proposed acquisition at such special meeting.

                                     PART II

 ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET PRICE OF THE REGISTRANT'S COMMON STOCK

         The Common Stock is traded in the over-the-counter market in the so called "pink sheets," or on the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "IPUR." The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company of New York. The following table sets forth for the periods indicated the high and low sale prices for shares of the Common Stock as reported on the OTC.

                                                              Sales Price
                                                              -----------
                                                     High                       Low
                                                     ----                       ---
FISCAL YEAR ENDING JUNE 30, 1995
         Fourth Quarter                              0.563                      0.125
         Third Quarter                               0.625                      0.125

FISCAL YEAR ENDED JUNE 30, 1996
         Fourth Quarter                              1.000                      0.500
         Third Quarter                               1.063                      0.125
         Second Quarter                              0.500                      0.125
         First Quarter                               0.500                      0.063

FISCAL YEAR ENDED JUNE 30, 1997
         Fourth Quarter                              1.325                      0.375
         Third Quarter                               1.835                      0.543
         Second Quarter                              1.750                      0.438
         First Quarter                               0.688                      0.438

FISCAL YEAR ENDED JUNE 30, 1998
         Second Quarter                              1.313                      1.063
         First Quarter                               1.938                      0.531

         The Company's Common Stock is not listed on NASDAQ, but is traded in the over-the-counter market in the so called "pink sheets," or on the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. (the "NASD"). Accordingly, an investor may find it more difficult to dispose of, or obtain accurate quotations as to the market value of the common stock. Further, in the absence of a security being quoted on NASDAQ, a market price of at least $5.00 per share or the Company having in excess of $2,000,000 in net tangible assets, trading in the Company's securities may be covered by a Securities and Exchange Commission ("SEC") rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchasers' written agreement to the transaction prior to the sale. Consequently, the rule affects the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in his offering to sell their securities in the secondary market.

         Previously, the SEC adopted seven rules ("Rules") under the Securities Exchange Act of 1934 requiring broker/dealers engaging in certain recommended transactions with their customers in specified equity securities falling within the definition of "penny stock" (generally non-NASDAQ securities priced below $5.00 per share) to provide to those customers certain specified information. Unless the transaction is exempt under the Rules, broker/dealers effecting customer transactions in such defined penny stocks are required to provide their customers with: (1) a risk disclosure document; (2) disclosure of current bid and ask quotations, if any; (3) disclosure of the compensation of the broker/dealers and its sales person in the transaction; and (4) monthly account statements showing the market value of each penny stock held in the customer's account.

         As a result of the aforesaid rules regulating penny stocks, the market liquidity for the Company's securities could be severely adversely affected by limiting the ability of broker-dealers to sell the Company's securities and the ability of shareholders sell their securities in the secondary market.

DILUTION AND ABSENCE OF DIVIDENDS

         The Company has not paid any cash dividends on its common or preferred stock and does not anticipate paying any such cash dividends in the foreseeable future. Earnings, if any, will be retained to finance future growth. The Company may issue shares of its common stock and preferred stock in private or public offerings to obtain financing, capital or to acquire other businesses that can improve the performance and growth of the Company. Issuance and or sales of substantial amounts of common stock could adversely affect prevailing market prices in the common stock of the Company.

PREFERRED STOCK

         The Board of Directors of the Company (without further action by the shareholders) has the option to issue from time to time authorized but unissued shares of Preferred Stock and to fix and determine the terms, limitations, residual rights, and preferences of such shares ("Blank Check Preferred"). When any shares of Preferred Stock are issued, certain rights of the holders of Preferred Stock may affect the rights of the holders of Common Stock. Among other thing, in addition to any other powers conferred in the Preferred Stock, holders of the Preferred Stock will have, under the Florida General Corporation Law ("FGCL"), the right to vote as a class on any increases, decreases, or changes in the rights of the Preferred Stock. The affirmative vote of at least a majority of the outstanding shares of Preferred Stock will be required approval of any such increases, decreases, or change. The authority of the Board of Directors to issues shares of Preferred Stock with characteristics which it determines (such as preferential voting, conversion redemption and liquidation rights) may have a deterrent effect on persons who might wish to make a takeover bid to purchase shares of the Company at a price which might be attractive to its shareholders. However, the Board of Directors must fulfill its fiduciary obligation to the Company and its shareholders in evaluating any takeover bid.

SHAREHOLDERS

         As of March 31, 1998, there were approximately 400 beneficial owners of the Company's common stock with 9,996,371 and 9,995,871 shares issued and outstanding, respectively.

                            ITEM 2. LEGAL PROCEEDINGS

LEGAL PROCEEDINGS

         The Company is the plaintiff in a patent infringement lawsuit, entitled Innova/Pure Water, Inc. v. Aladdin Sales & Marketing, Inc., Filtex USA, LTD., ACT Marketing, Inc., ACT Marketing, LTD., Advanced Consumer Technologies, Inc., and Robert S. Luzenberg, Case No. 97-924-Civ-T-25 (M.D.Fla.). The Company filed the lawsuit against Filtex, Aladdin and associated companies and individuals claiming patent infringement and false advertising. There are no counterclaims raised by the defendants. If the case is not settled, it will proceed to trial sometime between June 1, 1998 and August 31, 1998. The defendants do contest the validity of the Company's patent which is at issue. Though management anticipates a meritorious outcome, the Company could suffer the adverse outcome of having its patent invalidated.

        The Company is also the defendant in a lawsuit filed by a former employee who alleges breach of his employment contract. The case is Alan R. Kelly v. Innova Pure Water, Inc., Pinellas County Circuit Court case no. 98-2771-CI-007. The plaintiff is claiming damages in the amount of approximately $80,000. and 150,000 shares of Company common stock. The case is currently in the discovery stage. While management believes meritorious defenses exists, there is no assurance that the Company will not suffer an adverse outcome in the lawsuit.

 ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
                              FINANCIAL DISCLOSURE

                                      None.

                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         On October 31, 1996, the Company reached an agreement with Innova Holdings, LLC, a Company owned by the Cayre family who also owns the Good Times family of companies. Good Times has agreed to provide the Company with certain sales and marketing assistance to sell via direct television, including Richard Simmons promotions. In connection with this agreement, the Company was paid $500,000 for warrants for the right to purchase 11,000,000 shares of common stock. The warrants, which are non-dilutive, have the following exercise prices and expiration dates: (1) 3,300,000 shares at an exercise price of $0.40 per share expiring one year from date of grant; (2) 3,300,000 share at an exercise price of $0.75 per share expiring two years from date of grant; and (3) 4,400,000 share at an exercise price of $1.00 per share expiring three years from date of grant.

         On October 30, 1997, the Company entered into a stock purchase agreement with Innova Holdings, LLC. In connection with this agreement, the Company issued 1,500,000 shares of its common stock to Innova Holdings, LLC in exchange for the surrender of previously issued warrants to purchase the 11,000,000 shares of the Company's common stock as set forth above. The 1,500,000 shares cannot be sold, transferred, assigned, or pledged for a two year period beginning October 30, 1997.

         As of year end June 30, 1997 certain officers, directors and shareholders retired approximately $338,830.26 of Company indebtedness in exchange for 955,310 shares issued at $.25 or $.50 per share. See "Certain Relationships and Related Transactions."

         For all above enumerated transactions, the Company relied upon Section 4(2) of the Securities Act of 1933 as an exemption available from the registration requirements of Section 5 of the Securities Act of 1933 for transactions by an issuer not involving a public offering. The securities were issued to a purchaser who represented, in a manner satisfactory to the Company, that it had acquired the securities for investment and not with the view of the distribution thereof. The transactions described or referred to above did not involve an underwriter, and no discount or commission was paid in connection therewith. No advertising or general solicitation was employed by the Company in offering the securities and no commissions were paid in connection with the sales thereof. The securities of the Company issued to the purchasers have been embossed with the legend restricting transfer of such securities. A stop transfer order concerning the transfer of the certificates representing all the common stock issued and outstanding as indicated above has been noted on the Company's stock transfer ledger.

                ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Section 145 of the Florida General Corporation Law (the "FGCL") provides in relevant part that "a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful." With respect to derivative actions, Section 145(b) of the FGCL provides in relevant part that "[a] corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor [by reason of his service in one of the capacities specified in the preceding sentence against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Circuit Court or the court in which such action or suit was bought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Circuit Court or such other court shall deem proper." The Company's Certificate of Incorporation provides for such indemnification to the fullest extent provided for by the FGCL.

         The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except as limited by the FGCL. The Certificate of Incorporation also provides that no amendment or repeal of such provision shall apply to or have any effect on the right to indemnification permitted thereunder with respect to claims arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal whether asserted before or after such amendment or repeal.

         The Company's Bylaws provide that the Company shall indemnify to the full extent authorized by law each of its directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation. The Company anticipates entering into indemnification agreements with its directors and certain of its officers.

         Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934, (collectively, the "Acts") as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

                                    PART F/S

ITEM 1.  Financial Statements:

         The following is a list of each financial statement filed under ITEM 13 of this Registration Statement:

         1. Audited Financial Statements consisting of the Company's statements of operations, changes in stockholders' equity, and cash flows for the year ended June 30, 1996, as audited by Pender Newkirk & Company, Certified Public Accountant, along with its report thereon.

         2. Audited Financial Statements consisting of the Company's statements of operations, changes in stockholders' equity, and cash flows for the year ended June 30, 1997, as audited by Pender Newkirk & Company, Certified Public Accountant, along with its report thereon.

         3. Unaudited Interim Financial Statements consisting of a Balance Sheet as of March 31, 1998, the last day of the Company's most recent past fiscal quarter and related statements of operations, changes in stockholders' equity, and cash flows for the nine months ended March 31, 1998 and March 31, 1997.

                                    PART III

ITEM 1.         Index of Exhibits:

                The following exhibits are included as part of this report:

                  ITEM 15B. EXHIBITS AND SEC REFERENCE NUMBERS

Number                     Title of Document                                            Location
------                     -----------------                                            --------
3(a)                       Articles of Incorporation, as amended (1)
3(b)                       Bylaws (1)
5                          Consent of Certified Public Accountants (1)
10(a)                      Agreement with Fun Designs, Inc. dated December 17, 1997 (1)
10(b)                      Agreement with Rubbermaid Incorporated dated July 21, 1997 (2)
10(c)                      [Reserved]
10(d)                      Stock Purchase/Warrant Exchange Agreement with Goodtimes
                                 Entertainment, Inc. dated October 11, 1997 (1)
10(e)                      Employment Agreement with Rose C. Smith dated June 30,
                                 1997 (1)
10(f)                      Royalty Agreement with John E. Nohren, Jr. dated June
                                 30, 1997 (1)
10(g)                      License Agreement with A.C. International dated May 21,
                                 1997 (1)
10(h)                      Supply and Distribution Agreement with Bowline Family
                                 Products, Inc. dated September 26, 1997 (1)
10(i)                      Agreement with (n,p) Energy, Inc. dated November 9, 1997 (1)
10(j)                      Purchase and Supply Agreement with the Rose Group dated
                           January 22, 1997 (1)
10(k)                      Real Estate Lease with Corr Rubin Associates dated January 21,
                           1998 (1)
15                         Specimen Certificate (2)
99(a)                      1996 Incentive Stock Option Plan (1)

(1) Filed herewith

(2) To be filed by amendment

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              INNOVA PURE WATER, INC.
Dated:            June 19, 1998                               By:      /S/ ROSE C. SMITH
      --------------------------------------                     -----------------------------------------
                                                                       Rose C. Smith
                                                                       President, Chief Executive Officer,
                                                                       Director



Dated:            June 19, 1998                               By:      /S/ JOHN E. NOHREN, JR.
      --------------------------------------                     -----------------------------------------
                                                                       John E. Nohren, Jr.
                                                                       Chairman of the Board of Directors



Dated:            June 19, 1998                               By:      /S/ DONALD HUGGINS
      --------------------------------------                     -----------------------------------------
                                                                       Donald Huggins
                                                                       Chief Financial Officer

                              FINANCIAL STATEMENTS

                             INNOVA PURE WATER, INC.

                  March 31, 1998 (Unaudited) and June 30, 1997
                          Independent Auditors' Report

                             Innova Pure Water, Inc.

                              Financial Statements

                  March 31, 1998 (Unaudited) and June 30, 1997







                                    CONTENTS

Independent Auditors' Report......................................................................................1

Financial Statements:

    Balance Sheets................................................................................................2
    Statements of Operations......................................................................................3
    Statements of Changes in Stockholders' Equity.................................................................4
    Statements of Cash Flows......................................................................................5
    Notes to Financial Statements..............................................................................6-17

                              [PNCCPA LETTERHEAD]








                          Independent Auditors' Report




Board of Directors
Innova Pure Water, Inc.
Clearwater, Florida

We have audited the accompanying balance sheets of Innova Pure Water, Inc. as of June 30, 1997 and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended June 30 1997 and 1996. These financial statements are the responsibility of the management of Innova Pure Water, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innova Pure Water, Inc. as of June 30, 1997 and the results of its operations and its cash flows for the years ended June 30, 1997 and 1996 in conformity with generally accepted accounting principles.



/s/ PENDER NEWKIRK & COMPANY

Certified Public Accountants
Tampa, Florida
August 22, 1997

                             Innova Pure Water, Inc.

                                 Balance Sheets

                                                                                   March 31,         June 30,
                                                                                     1998             1997
                                                                                  -----------      -----------
                                                                                  (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents                                                       $   639,400      $   752,700
  Accounts receivable, net of allowance for doubtful accounts of $5,400
    and $55,000 at March 31, 1998 and June 30, 1997, respectively                     232,600          344,000
  Accounts receivable, related parties                                                 80,600           54,800
  Inventories                                                                         303,800          314,100
  Other current assets                                                                 30,200            9,200
                                                                                  -----------      -----------
Total current assets                                                                1,286,600        1,474,800

Property and equipment, net                                                           232,400          165,100

Other assets                                                                          105,800           44,000
                                                                                  -----------      -----------

                                                                                  $ 1,624,800      $ 1,683,900
                                                                                  ===========      ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable:
    Trade                                                                         $   196,800      $   275,900
    Other                                                                             180,700          138,700
  Deferred revenue                                                                      1,000
  Current portion of obligations under capital leases                                   5,400            8,400
  Notes payable                                                                                         34,100
                                                                                  -----------      -----------
Total current liabilities                                                             383,900          457,100
                                                                                  -----------      -----------

Long-term liabilities:
  Obligations under capital leases                                                     11,000           12,200
  Note payable                                                                          8,500
                                                                                  -----------      -----------
Total long-term liabilities                                                            19,500           12,200
                                                                                  -----------      -----------

Stockholders' equity:
  Preferred stock; $.001 par value; 2,000,000 shares authorized; 0 shares issued and outstanding at March 31, 1998 and June 30, 1997
  Common stock; $.0001 par value; 50,000,000 shares authorized; 9,996,371 and
    8,496,371 shares issued; 9,995,871 and 8,495,871
    shares outstanding at March 31, 1998 and June 30, 1997, respectively                1,000              800
  Capital in excess of par value                                                    7,904,100        7,904,300
  Accumulated deficit                                                              (6,678,000)      (6,684,800)
                                                                                  -----------      -----------
                                                                                    1,227,100        1,220,300

  Treasury stock, at cost; 500 shares at March 31, 1998 and June 30, 1997              (5,700)          (5,700)
                                                                                  -----------      -----------
Total stockholders' equity                                                          1,221,400        1,214,600
                                                                                  -----------      -----------


                                                                                  $ 1,624,800      $ 1,683,900
                                                                                  ===========      ===========






Read independent auditors' report.  The accompanying
notes are an integral part of the financial statements.                        2

                             Innova Pure Water, Inc.

                            Statements of Operations


                                             Nine Months Ended March 31,            Year Ended June 30,
                                             ---------------------------        ---------------------------
                                                1998             1997              1997             1996
                                             ----------       ----------        ----------       ----------
                                             (unaudited)      (unaudited)
Net sales                                    $1,699,100       $2,453,100        $3,880,100       $1,701,900

Cost of sales                                   750,600        1,254,300         1,811,800          864,000
                                             ----------       ----------        ----------       ----------

Gross profit                                    948,500        1,198,800         2,068,300          837,900
                                             ----------       ----------        ----------       ----------

Operating expenses
  Selling expenses                              120,700          271,800           395,000          559,500
  General and administrative expenses           767,200          514,500           942,000          590,000
  Research and product development               64,800           11,000            31,000            9,400
                                             ----------       ----------        ----------       ----------
                                                952,700          797,300         1,368,000        1,158,900
                                             ----------       ----------        ----------       ----------

Net income (loss) from operations                (4,200)         401,500           700,300         (321,000)

Other income (expense):
  Interest, net                                  11,000           (9,100)          (18,300)         (21,100)
                                             ----------       ----------        ----------       ----------

Net income (loss)                            $    6,800       $  392,400        $  682,000       $ (342,100)
                                             ==========       ==========        ==========       ==========

Earnings (loss) per common share             $     0.00       $     0.05        $     0.09       $    (0.05)
                                             ==========       ==========        ==========       ==========

Earnings (loss) per common share -
  assuming dilution                          $     0.00       $     0.05        $     0.08       $    (0.05)
                                             ==========       ==========        ==========       ==========






Read independent auditors' report.  The accompanying
notes are an integral part of the financial statements.                        3

                             Innova Pure Water, Inc.

                  Statements of Changes in Stockholders' Equity

   For the Periods Ended June 30, 1997 and 1996 and March 31, 1998 (Unaudited)


                                                                           Common Stock
                                                  Common Stock              Subscribed         Capital In
                                              ---------------------    ---------------------    Excess of     Accumulated   Treasury
                                                Shares     Amount        Shares     Amount      Par Value       Deficit      Stock
                                              --------------------------------------------------------------------------------------
Balance, June 30, 1995                         6,953,186   $  700         63,000               $ 6,959,600    $(7,024,700)   $5,700

Stock and stock subscribed issued for
  exercised options                              174,375                 234,000                    23,800

Stock and stock subscribed for services                                   12,000                    30,400

Stock subscriptions cancelled                                            (63,000)                     (600)

Net loss                                                                                                         (342,100)
                                              -------------------------------------------------------------------------------------

Balance, June 30, 1996                         7,127,561      700        246,000                 7,013,200     (7,366,800)    5,700

Stock issued:
  For stock subscriptions                        246,000                (246,000)
  For services and exercised options             167,500                                            67,100
  Upon conversion of notes payable               955,310      100                                  338,700

Net proceeds from sale of warrants                                                                 485,300

Net income                                                                                                        682,000
                                              -------------------------------------------------------------------------------------

Balance, June 30, 1997                         8,496,371      800              0                 7,904,300     (6,684,800)    5,700

Common stock issued in exchange for warrants   1,500,000      200                                     (200)

Net income (unaudited)                                                                                              6,800
                                              -------------------------------------------------------------------------------------

Balance, March 31, 1998 (unaudited)            9,996,371   $1,000              0    $ 0        $ 7,904,100    $(6,678,000)   $5,700
                                              =====================================================================================






Read independent auditors' report.  The accompanying
notes are an integral part of the financial statements.                        4

                             Innova Pure Water, Inc.

                            Statements of Cash Flows

                                                               Nine Months Ended March 31,       Year Ended June 30,
                                                               ---------------------------    ------------------------
                                                                   1998           1997           1997           1996
                                                                ---------      ---------      ---------      ---------
                                                               (unaudited)     (unaudited)
OPERATING ACTIVITIES
Net income (loss)                                               $   6,800      $ 392,400      $ 682,000      $(342,100)
                                                                ---------      ---------      ---------      ---------

Adjustments to reconcile net income (loss) to net cash and
  cash equivalents provided (used) by operating activities:
    Depreciation and amortization                                  56,700         14,900         75,300         55,700
    Provision for losses on accounts receivable                     5,000                        24,800         17,800
    Loss (gain) on disposal of equipment                           11,300                                       (4,000)
    Common stock issued or subscribed for services                                22,800         67,100         53,600
    (Increase) decrease in:
      Accounts receivable                                         106,400         (8,000)      (284,300)        76,600
      Inventories                                                  10,300        (98,100)      (151,200)         8,400
      Other current assets                                        (19,300)         5,300        (10,900)
    Increase (decrease) in:
      Accounts payable and accrued expenses                       (37,100)       (14,800)        (7,300)        77,700
      Deferred revenue                                              1,000
                                                                ---------      ---------      ---------      ---------
Total adjustments                                                 134,300        (77,900)      (286,500)       285,800
                                                                ---------      ---------      ---------      ---------
Net cash and cash equivalents provided (used)
  by operating activities                                         141,100        314,500        395,500        (56,300)
                                                                ---------      ---------      ---------      ---------

Investing activities
Proceeds from sale of property and equipment                                                                     4,000
Acquisition of property and equipment                            (123,300)      (130,700)      (156,500)       (15,400)
Acquisition of patents                                            (75,500)       (16,200)       (16,200)
Advances (from) to related parties                                (25,800)         1,800         (7,600)       (31,900)
                                                                ---------      ---------      ---------      ---------
Net cash and cash equivalents used by
  investing activities                                           (224,600)      (145,100)      (180,300)       (43,300)
                                                                ---------      ---------      ---------      ---------

Financing activities
Proceeds from loans                                                               50,000         61,400        135,000
Payments on loans                                                 (25,600)        (4,700)        (7,700)       (55,300)
Payments on capital lease obligations                              (4,200)        (2,100)        (3,300)
Proceeds from warrants sales                                                     485,300        485,300
                                                                ---------      ---------      ---------      ---------
Net cash and cash equivalents (used) provided
  by financing activities                                         (29,800)       528,500        535,700         79,700
                                                                ---------      ---------      ---------      ---------

Net (decrease) increase in cash and cash equivalents             (113,300)       697,900        750,900        (19,900)

Cash and cash equivalents, beginning of period                    752,700          1,800          1,800         21,700
                                                                ---------      ---------      ---------      ---------

Cash and cash equivalents, end of period                        $ 639,400      $ 699,700      $ 752,700      $   1,800
                                                                =========      =========      =========      =========

Supplemental disclosures of cash flow information
  and noncash financing activities
    Cash paid for interest                                      $   3,700      $  19,800      $  38,600      $  21,000
                                                                =========      =========      =========      =========
    Common stock issued and/or subscribed for officer,
      employees, and other third parties                        $       0      $  61,500      $  67,100      $  53,600
                                                                =========      =========      =========      =========
    Common stock issued upon conversion of notes payable        $       0      $       0      $ 338,700      $       0
                                                                =========      =========      =========      =========

  During the period ended March 31, 1997, the Company capitalized $25,500 of equipment under capital leases.

  During the period ended March 31, 1998, the Company issued 1,500,000 shares of common stock in exchange for 11,000,000 outstanding warrants (Note 12).






Read independent auditors' report.  The accompanying
notes are an integral part of the financial statements.                        5

                             Innova Pure Water, Inc.

                          Notes to Financial Statements

                  March 31, 1998 (Unaudited) and June 30, 1997




1.   NATURE OF OPERATIONS

Innova Pure Water, Inc. was incorporated in Florida in 1985 for the purpose of developing, manufacturing, and marketing proprietary, state-of-the-art effective and economical in-the-house and portable water purification products. The corporate headquarters is located in Clearwater, Florida. Sales are to both wholesale and retail markets throughout the United States, primarily through strategic alliances, two of which are billion dollar companies. Sales are also made to distributors in several foreign countries. Significant revenues are also generated by direct television marketing.

For the nine months ended March 31, 1998 and 1997, a related party accounted for 42 and 67 percent of net sales, respectively. For the nine months ended March 31 1998 and 1997, foreign sales accounted for 8 and 10 percent of net sales, respectively.

For the year ended June 30, 1997, a related party accounted for 65 percent of net sales. For the year ended June 30, 1996, four customers accounted for 59 percent of net sales. For the years ended June 30, 1997 and 1996, foreign sales accounted for 9 percent and 22 percent of net sales, respectively.

On July 21, 1997, the Company entered into a strategic alliance which includes manufacturing, developing, marketing, and distributing provisions with Rubbermaid Incorporated (R) ("Rubbermaid"). This agreement grants Rubbermaid certain rights to the products and technology of the Company as well as to market and distribute certain products throughout the United States and specific other countries during the term of the agreement. The Company also granted Rubbermaid the non-exclusive right to market and distribute certain products throughout the rest of the world with the exception of specific products and/or markets reserved under pre-existing agreements under other strategic alliances.

The Company currently holds numerous patents in the field of water treatment and has additional domestic and foreign patents pending. The Company pursues an aggressive product development program with the goal to provide its strategic partners with unique competitive advantages.






Read independent auditors' report.                                             6

                             Innova Pure Water, Inc.

                          Notes to Financial Statements

                  March 31, 1998 (Unaudited) and June 30, 1997




2.   SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed are:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     In the opinion of management, all adjustments consisting only of normal recurring adjustments necessary for a fair statement of (a) the results of operations for the nine-month periods ended March 31, 1998 and 1997, (b) the financial position at March 31, 1998, and (c) cash flows for the nine-month periods ended March 31, 1998 and 1997, have been made.

     Cash and cash equivalents consist of checking and operating accounts and short-term certificates of deposit. The cash deposits are with a single financial institution and are in excess of the Federal Deposit Insurance Corporation's insurance coverage limit of $100,000.

     Inventory is stated at the lower of cost, determined by the first-in, first-out method, or market.

     Property and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, ranging generally from three to ten years. Additions to and major improvements of property and equipment are capitalized. Repair and maintenance expenditures are charged to expense as incurred. As property or equipment is sold or retired, the applicable cost and accumulated depreciation are eliminated from the accounts and any gain or loss is recorded.






Read independent auditors' report.                                             7

                             Innova Pure Water, Inc.

                          Notes to Financial Statements

                  March 31, 1998 (Unaudited) and June 30, 1997




2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     The Company utilizes Statement No. 109 of the Financial Accounting Standards Board, "Accounting for Income Taxes." This pronouncement requires that deferred tax assets and liabilities be recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Intangible assets which are included in other assets in the accompanying financial statements are being amortized over their estimated useful life of five years.

     Advertising costs are charged to operations as incurred. Approximately $2,400 and $2,100 of advertising costs were charged to operations for the nine months ended March 31, 1998 and 1997, respectively. For the years ended June 30, 1997 and 1996, $15,000 and $25,000 of advertising costs were charged to operations, respectively.

     The Financial Accounting Standards Board issued Statement 123 (SAFS 123), Accounting for Stock-Based Compensation, effective for fiscal years beginning after December 15, 1995. This statement provides that expense equal to the fair value of all stock-based awards on the date of the grant be recognized over the vesting period. Alternatively, this statement allows entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation expense is recorded on the date the options are granted equal to the excess of the market price of the underlying stock over the exercise price. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosure of the provisions of SAFS 123.






Read independent auditors' report.                                             8

                             Innova Pure Water, Inc.

                          Notes to Financial Statements

                  March 31, 1998 (Unaudited) and June 30, 1997





2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     During the period ended March 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share." This statement requires dual presentation of basic and diluted earnings per share (EPS) for complex capital structures on the face of the income statement. Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities, such as stock options and warrants, into common stock. The June 30, 1997 and 1996 earnings per share amounts have been restated to give effect to the application of SFAS 128. The effect of the restatement on EPS for the year ended June 30, 1997 was an increase of $.01 per share. The restatement did not effect the net loss per share as previously reported for the year ended June 30, 1996.

3.   INVENTORIES

Inventories consist of:

                                                              March 31, 1998    June 30, 1997
                                                              --------------    -------------
                                                                (Unaudited)
     Raw materials                                               $233,800         $209,300
     Finished goods                                                15,500           80,200
     Work in process                                               54,500           24,600
                                                                 --------         --------
                                                                 $303,800         $314,100
                                                                 ========         ========


4.   PROPERTY AND EQUIPMENT

Property and equipment consist of:

                                                              March 31, 1998    June 30, 1997
                                                              --------------    -------------
                                                                (Unaudited)
     Tooling                                                     $290,800         $192,300
     Machinery and equipment                                      390,700          377,200
     Equipment under capital lease                                 25,500           25,500
                                                                 --------         --------
                                                                  707,000          595,000
     Less accumulated depreciation                                474,600          429,900
                                                                 --------         --------
                                                                 $232,400         $165,100
                                                                 ========         ========






Read independent auditors' report.                                             9

                             Innova Pure Water, Inc.

                          Notes to Financial Statements

                  March 31, 1998 (Unaudited) and June 30, 1997




5.   RELATED PARTY TRANSACTIONS AND COMMITMENTS

The Company entered into an employment agreement with its President and Chief Executive Officer effective June 30, 1997, which provides for her employment for a five-year term ending June 29, 2002. Under the agreement, she is to receive a base salary of $150,000 per year as well as a bonus of two percent of net sales of the Company, adjusted by the annual gross margin achieved by the Company. The agreement contains a restrictive covenant not to compete for the term of the agreement and for five years following termination of service without cause. The agreement provides for payment on her behalf of premiums in respect of $500,000 of life insurance on her life pursuant to a split dollar life insurance agreement. The agreement provides for severance payments equal to 200 percent of the annual base compensation due under the agreement in the event there is a "change of control" of the Company, as defined therein, and she is subsequently terminated without cause.

The Company has been assigned the rights to certain patents owned by the majority stockholder of the Company. The costs of maintaining these patents are included in other assets at March 31, 1998 and June 30, 1997 in the net amounts of $100,800 and $37,300, respectively. These costs are being amortized on a straight-line basis over a five-year period.

Effective June 30, 1997, the Company entered into an employment agreement with the Chairman of the Board of Directors expiring on December 31, 2002. This agreement obligates the Company to pay him, in lieu of any salary, in return for the assignment of his patent rights a minimum of $100,000 of royalties per year, with a cap of $300,000 per year, during the term of his employment. The royalty payments will be calculated based on five percent of sales of products that incorporate these assigned patents. Upon his termination, a three percent royalty shall be paid over the residual life of his patents. In connection with the assignment, the Company incurred approximately $84,000, $123,000, and $150,000 to the stockholder for patent royalties for the nine months ended March 31, 1998 and 1997 and the year ended June 30, 1997, respectively. No amounts were due for the year ended June 30, 1996.

The above employment agreements and assignment of rights to patents and royalty payments are not necessarily indicative of the agreements that would have been entered into by independent parties.






Read independent auditors' report.                                            10

                             Innova Pure Water, Inc.

                          Notes to Financial Statements

                  March 31, 1998 (Unaudited) and June 30, 1997

6.   NOTE PAYABLE

Note payable at June 30, 1997 consists of:

     Note payable; 8.0% interest; monthly
       principal payments of $3,000 through
       June 28, 1998, at which time all
       unpaid interest is due; paid off
       December 31, 1997                                                                 $ 34,100
     Less amounts currently due                                                           (34,100)
                                                                                         --------
                                                                                         $      0
                                                                                         ========


7.   CAPITAL LEASES

The Company has capitalized rental obligations under leases of equipment. The obligations, which mature in fiscal 1998 and 2002, represent the total present value of future rental payments discounted at the interest rates implicit in the leases. Future minimum lease payments under the capital leases are:

     Year Ending
      March 31,
     -----------
        1999                                                                            $ 7,200
        2000                                                                              4,700
        2001                                                                              4,700
        2002                                                                              3,500
                                                                                        -------
        Total minimum lease payments                                                     20,100
        Less amount representing interest                                                 3,700
        Less amount currently due                                                         5,400
                                                                                        -------
        Present value of net minimum lease payments                                     $11,000
                                                                                        =======


8.   LEASE COMMITMENTS

The Company rents its operating facilities and various vehicles and equipment under operating leases with terms of varying durations.






Read independent auditors' report.                                            11

                             Innova Pure Water, Inc.

                          Notes to Financial Statements

                  March 31, 1998 (Unaudited) and June 30, 1997




8.   LEASE COMMITMENTS (CONTINUED)

The following is a schedule by year of future minimum rental payments required under operating leases that have an initial or remaining noncancelable lease term in excess of one year as of March 31, 1998:

     Year Ending
      March 31,
     -----------
        1999                                                                             $120,500
        2000                                                                              123,700
        2001                                                                              128,600
        2002                                                                              133,600
        2003                                                                              138,900
                                                                                         --------
                                                                                         $645,300

Rent expense amounted to approximately $60,000 and $43,300 for the nine months ended March 31, 1998 and 1997, respectively. For the years ended June 30, 1997 and 1996, rent expense amounted to $71,400 and $78,000, respectively.


9.   INCOME TAXES

The Company has incurred significant operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented. These operating losses give rise to a deferred tax asset at June 30, 1997 and are as follows:

     Deferred tax asset                                                                  $ 2,400,000
     Allowance                                                                            (2,400,000)
                                                                                         -----------
                                                                                         $         0
                                                                                         ===========

The Company has available at June 30, 1997 approximately $6 million of unused operating loss carryforwards that may be applied against future taxable income which would reduce taxes payable by approximately $2.4 million in the future. Income tax benefits resulting from the utilization of these carryforwards will be recognized in the year in which they are realized for federal and state tax purposes. For the nine months ended March 31, 1998, the Company utilized approximately $682,000 of these loss carryforwards.






Read independent auditors' report.                                            12

                             Innova Pure Water, Inc.

                          Notes to Financial Statements

                  March 31, 1998 (Unaudited) and June 30, 1997




10.  EARNINGS PER SHARE

The following data shows the amounts used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:

                                                      Nine Months Ended
                                                            March 31,                Year Ended June 30,
                                                 ----------------------------     -------------------------
                                                    1998              1997           1997           1996
                                                 ----------------------------     -------------------------
                                                          (Unaudited)
     Net income (loss)                           $    6,800        $  392,400     $  682,000     $ (342,100)
                                                 ============================     =========================

     Weighted average number of
       common shares used in basic
       EPS                                        9,333,462         7,140,304      7,279,660      7,102,395

     Effect of dilutive stock options
       and warrants                                 522,064                 0      1,783,823              0*
                                                 ----------------------------     -------------------------

     Weighted average number of
       common shares and dilutive
       potential common stock used
       in diluted EPS                             9,855,526         7,140,304      9,063,483      7,102,395
                                                 ============================     =========================

*Options on 238,500 shares of common stock were not included in computing diluted EPS because their inclusion would be anti-dilutive due to the losses incurred.


11.  EQUITY

On September 25, 1996, the Company's Board of Directors approved an increase in the number of common stock shares authorized from 10,000,000 to 50,000,000, and decreased the par value to $.0001 per share. All references in the accompanying financial statements to the number of shares and par value have been restated to reflect the above transactions.

Effective October 24, 1996, the Board of Directors authorized 2,000,000 shares of preferred stock with a par value of $.001 per share. The Board of Directors is authorized to issue the preferred stock in series and to fix, in the manner and to the full extent provided and permitted by law, the rights, preferences, and limitations of each series of preferred stock. At March 31, 1998 and June 30, 1997, no preferred stock shares were issued or outstanding.






Read independent auditors' report.                                            13

                             Innova Pure Water, Inc.

                          Notes to Financial Statements

                  March 31, 1998 (Unaudited) and June 30, 1997




12.  STOCK OPTIONS AND WARRANTS

On October 31, 1996, the Company reached an agreement with Innova Holdings, LLC, a company owned by the Cayre family who also owns the Good Times family of companies. Good Times has agreed to provide the Company with certain sales and marketing assistance to sell via direct television, including certain Richard Simmons promotions. In connection with this agreement, the Company was paid $500,000 for warrants for the right to purchase 11,000,000 shares of common stock. The warrants, which are non-dilutive, had the following exercise prices and expiration dates:

     3,300,000 shares at an exercise price of $.40 per share expiring one year from date of grant;
     3,300,000 shares at an exercise price of $.75 per share expiring two years from date of grant; and
     4,400,000 shares at an exercise price of $1.00 per share expiring three years from date of grant.

On October 30, 1997, the Company entered into a stock purchase agreement with Innova Holdings, LLC. In connection with this agreement, the Company issued 1,500,000 shares of its common stock to Innova Holdings, LLC in exchange for the surrender of previously issued warrants to purchase 11,000,000 shares of the Company's common stock. The 1,500,000 shares issued cannot be sold, transferred, assigned, or pledged for a two-year period beginning October 30, 1997.

As of June 30, 1997, the Company reserved 750,000 common shares for issuance under the Company's 1996 incentive stock plan. On November 20, 1997, 738,100 stock options were granted with an exercise price of $.50.

Additionally, the Company has an incentive stock option plan for key employees and advisory members. The plan allowed stock options to be granted to officers, employees, and directors and members of the technical and marketing advisory boards of the Company.

SFAS 123 requires disclosure of pro forma net income as if the fair value based method had been applied in measuring compensation costs for common stock options and warrants granted. Pro forma net income (loss) and net income (loss) per share are as follows using the Black Scholes Option Pricing Model with a dividend yield of zero, a risk free interest rate ranging from 5.6 to 6.5 percent, volatility ranging from 141 to 145 percent, an estimate of fair market value ranging from $.25 to $.50 and an expected life ranging from one to five years. The June 30, 1997 and






Read independent auditors' report.                                            14

                             Innova Pure Water, Inc.

                          Notes to Financial Statements

                  March 31, 1998 (Unaudited) and June 30, 1997




12.  STOCK OPTIONS AND WARRANTS (CONTINUED)

March 31, 1997 pro forma losses are principally the result of the recognition of expense in connection with the 11,000,000 warrants which were subsequently exchanged for 1,500,000 shares of common stock. The March 31, 1998 pro forma loss is the result of the recognition of expense in connection with the 738,100 options that were granted on November 20, 1997.

                                                      Nine Months Ended
                                                            March 31,                   Year Ended June 30,
                                                 ---------------------------        ----------------------------
                                                    1998             1997               1997             1996
                                                 ---------------------------        ----------------------------
                                                          (Unaudited)
     As reported:
       Net income (loss)                         $    6,800      $   392,400        $   682,000      $  (342,100)
                                                 ===========================        ============================
       Basic earnings (loss) per
         common share                            $      .00      $       .05        $       .09      $      (.05)
                                                 ===========================        ============================
       Diluted earnings (loss) per
         common share                            $      .00      $       .05        $       .08      $      (.05)
                                                 ===========================        ============================

     Pro forma:
       Net loss                                  $ (287,600)     $(1,714,500)       $(1,424,900)     $  (350,500)
                                                 ===========================        ============================
       Basic and diluted earnings
         (loss) per common share                 $     (.03)     $      (.24)       $      (.20)     $      (.05)
                                                 ===========================        ============================

The following table summarizes the status of options outstanding at March 31, 1998:

                                                           Outstanding and Exercisable Options
                                                                          Weighted
                                                                           Average           Weighted
                                                                          Remaining           Average
                                                                         Contractual         Exercise
     Exercise Price Range                             Number                Life               Price
     --------------------                            -------             -----------         --------
     Employee incentive                              680,600                  2.5              $.50
     Directors, Technical
       Advisory Board,
       and Marketing
       Advisory Board                                242,500                  1.5               .50
                                                     -------                -----              ----
                                                     923,100                  2.2              $.50
                                                     =======                =====              ====






Read independent auditors' report.                                            15

                             Innova Pure Water, Inc.

                          Notes to Financial Statements

                  March 31, 1998 (Unaudited) and June 30, 1997




12.  STOCK OPTIONS AND WARRANTS (CONTINUED)

The following is a summary of option transactions:

                                                                                 Directors, Technical
                                                                                  Advisory Board, and
                                                    Employee Incentive          Marketing Advisory Board
                                                     Stock Option Plan             Stock Option Plan
                                                                 Weighted                       Weighted
                                                                 Average                        Average
                                                   Number of     Exercise        Number of      Exercise
                                                    Shares         Price          Shares         Price
                                                   ---------     --------       ----------      --------
Options granted and outstanding,
  June 30, 1996                                     116,000       $.50            122,500         $.50
Options granted during the year                       8,000        .50
Options exercised during the year                   (61,500)       .50
                                                   --------       ----            -------         ----
Options granted and outstanding,
  June 30, 1997                                      62,500        .50            122,500          .50
Options granted during the period                   618,100        .50            120,000          .50
                                                   --------       ----            -------         ----
Options granted and outstanding
  at March 31, 1998                                 680,600       $.50            242,500         $.50
                                                   ========       ====            =======         ====
Exercisable at March 31, 1998                        62,500                       122,500
                                                   ========                       =======


Compensation expense of $67,100 and $53,600 was recorded for the years ended June 30, 1997 and 1996, respectively, in connection with the issuance of options. No compensation expense was recorded for the period ended March 31, 1998 since the exercise price was greater or equal to the fair market value.

As of March 31, 1998, the Company had warrants outstanding that allow the holder to purchase up to 250,000 shares of common stock at $.50 per share. The warrants may be exercised any time prior to the year 2003.







Read independent auditors' report.                                            16

                             Innova Pure Water, Inc.

                          Notes to Financial Statements

                  March 31, 1998 (Unaudited) and June 30, 1997




13.  CONTINGENCY

The Company is the plaintiff in a patent infringement lawsuit entitled Innova/Pure Water, Inc. v. Aladdin Sales & Marketing, Inc., Filtex USA, LTD., ACT Marketing, Inc., ACT Marketing, LTD., Advanced Consumer Technologies, Inc., and Robert S. Luzenberg, Case No. 97-924-Civ-TG-25 (M.D.Fla.). The Company filed the lawsuit against Filtex, Aladdin, and associated companies and individuals claiming patent infringement and false advertising. There are no counterclaims raised by the defendants. If the case is not settled, it will proceed to trial sometime between June 1 1998 and August 31, 1998. The defendants do contest the validity of the Company's patent which is at issue. Though management anticipates a meritorious outcome, the Company could suffer the adverse outcome of having its patent invalidated.

The Company is also the defendant in a lawsuit filed by a former employee who alleges breach of his employment contract. The case is Alan R. Kelly v. Innova Pure Water, Inc., Pinellas County Circuit Court case no. 98-2771-C1-007. The plaintiff is claiming damages in the amount of approximately $80,000 and 150,000 shares of the Company's common stock. The case is currently in the discovery stage. While management believes the plaintiff's claim is meritless, there is no assurance that the Company will not suffer an adverse outcome in the lawsuit.







Read independent auditors' report.                                            17